FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	Press Release

Item 1

North America’s Railroad

NEWS RELEASE

CN announces election of directors

Two new directors join CN’s board

REGINA, April 25, 2017 — CN (TSX: CNR) (NYSE: CNI) announced today that the director nominees listed in the management proxy circular dated March 7, 2017, were elected as directors of CN. The detailed results of the vote for the election of directors held at CN’s Annual Meeting of Shareholders on April 25 in Regina are set out below.

Election of Directors

On a vote by ballot, each of the following 13 nominees proposed by management was elected as a director of CN:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Shauneen Bruder	529,111,130	99.87	704,964	0.13
Donald J. Carty	524,329,111	98.96	5,486,983	1.04
Ambassador Gordon D. Giffin	517,940,878	97.76	11,875,216	2.24
Julie Godin	529,024,233	99.85	791,861	0.15
Edith E. Holiday	516,126,753	97.42	13,689,341	2.58
Luc Jobin	527,698,116	99.60	2,117,978	0.40
V. Maureen Kempston Darkes	514,678,191	97.14	15,137,903	2.86
The Hon. Denis Losier	521,382,053	98.41	8,434,041	1.59
The Hon. Kevin G. Lynch	528,829,987	99.81	986,107	0.19
James E. O’Connor	526,447,258	99.36	3,368,836	0.64
Robert Pace	522,594,343	98.64	7,218,957	1.36
Robert L. Phillips	520,111,109	98.17	9,704,985	1.83
Laura Stein	526,397,093	99.35	3,419,001	0.65

Shauneen Bruder, of Ontario, and Julie Godin, of Quebec, join the board as independent directors. Ms. Bruder is the executive vice-president, operations at the Royal Bank of Canada, and Ms. Godin is vice-chair, chief planning and administration officer of CGI Group Inc.

Robert Pace was unanimously re-elected by the board of directors as board chair. Mr. Pace, who joined CN’s board in 1994, is president and chief executive officer of The Pace Group Ltd., based in Halifax, N.S., which is engaged in radio broadcasting, real estate and environmental services.

Biographical information on all directors is available at http://www.cn.ca/en/investors/regulatory-filings

Final voting results on all matters voted on at the Annual Meeting of Shareholders held earlier today will be filed with the Canadian and U.S. securities regulators.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 25, 2017	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel